METALLICA
RESOURCES INC.

ON THE ROAD TO PRODUCTION

2005 ANNUAL REPORT

Contents

President’s Message to Shareholders 2 • Cerro San Pedro Project 4 • El Morro Project 7
Exploration 10 • Management’s Discussion and Analysis 11 • Management’s and Auditors’ Reports 17
Consolidated Financial Statements 18 • Notes to Consolidated Financial Statements 21
Corporate Information Inside Back Cover

Annual General Meeting

The annual general meeting of the shareholders will be held at 4:00 pm on May 23, 2006, at the Ontario Club, Commerce Court South, Toronto, Ontario, Canada. All shareholders are invited to attend.
2005
Achievements

Cerro San Pedro (100%)	El Morro (30%)	Exploration

Surface rights access secured Mining permit nullification overturned Explosives permit received Construction recommenced
  2% net smelter return royalty held by BHP acquired by Metallica and Falconbridge
  Completed 9,932 meter drilling program
  Falconbridge earned 70% interest by making $10 million payment
  Mineral resource updated; 40% upgraded to indicated category
Signed option agreement to earn 80% interest in Southwest Alaska/Aleutian Islands project Completed two drilling programs totaling 9,725 meters at Rio Figueroa

Corporate Profile

Metallica is an emerging gold and silver producer with a focus on developing precious metal rich assets in the Americas. Construction of our 100%-owned Cerro San Pedro mine in Mexico is underway with construction expected to be completed by December 2006. Once in production, the Cerro San Pedro mine is projected to produce an average of 85,500 ounces of gold and 2.0 million ounces of silver per year over a currently estimated nine-year mine life. Exploration and development efforts are continuing at the Company’s 30%-owned El Morro copper-gold project in Chile with the objective of completing a prefeasibility study this year. In addition to advancing the development of its own assets, the Company actively continues to evaluate growth opportunities with the objective of creating additional shareholder value.

Metallica’s shares are listed on the Toronto Stock Exchange under the symbol MR and on the American Stock Exchange under the symbol MRB. Metallica’s warrants trade on the Toronto Stock Exchange under the symbol MR.WT.

All dollar amounts are in U.S. dollars, unless otherwise noted.

2006
Objectives

Cerro San Pedro (100%)	El Morro (30%)	Exploration

Complete construction on schedule and on budget First gold pour in December	Complete 26,500 meters of drilling Complete prefeasibility study	Complete initial drilling program at Southwest Alaska/Aleutian Islands project Pursue value-driven opportunities for growth
Mineral Reserves and Resources Summary
	Gold	Silver	Copper
	ounces	ounces	pounds
Proven and probable reserves	(000’s)	(000’s)	(000’s)
Cerro San Pedro	1,236	51,678	–
El Morro	–	–	–
	1,236	51,678	–

Measured and indicated resources
(includes Cerro San Pedro proven and probable reserves)
Cerro San Pedro	2,033	75,660	–
El Morro – La Fortuna deposit (30%)	1,110	–	881,000
	3,143	75,660	881,000

Inferred resources
Cerro San Pedro	45	2,215	–
El Morro – La Fortuna deposit (30%)	1,260	–	1,130,000
El Morro – El Morro deposit (30%)	78	–	149,000
	1,383	2,215	1,279,000

Metallica Resources Inc. | Annual Report 2005 1

President’s Message to Shareholders

The year 2005 can be considered a year of success for our Company as we are now on the road to becoming a low cost gold and silver producer. The road has not been without its difficulties, but the Board and management of Metallica have forged ahead to overcome these hurdles and move forward with full construction and development of the Cerro San Pedro open pit operation in Mexico. We anticipate the first gold pour in December 2006 and expect to produce an average of 115,500 ounces of gold equivalent per year over the currently estimated nine-year mine life. In addition to the work at Cerro San Pedro, our joint venture partner at the El Morro project in Chile, Falconbridge Limited ("Falconbridge"), plans to complete a prefeasibility study on the project by the end of 2006 at a cost to Falconbridge of approximately $40 million.

Metallica is in an excellent financial position with approximately $38 million in cash, no debt and no hedging. The Company’s share price performed well during 2005, rising 49% during the 12 months ending December 31. At the time of this writing, the share price had climbed an additional 117% for a total gain since January 1, 2005 of 166%. Precious metal prices continued to climb during 2005 with the trend continuing thus far in 2006. As this Annual Report goes to press, the gold price is $587 per ounce and the silver price is $11.59 per ounce.

The Company’s current cash position is sufficient to fund the planned capital cost to complete construction of Cerro San Pedro. Construction activity has been escalating at the Cerro San Pedro project site since October 2005. The Company has made significant progress on clearing and building the access and haul roads. Construction of the leach pad is underway with clay being graded and compacted before installing the plastic liner, which is already on site.

At our promising El Morro copper-gold project in Chile, Falconbridge has earned its 70% interest and has increased its equity interest in Metallica to 9.9%, thus becoming the largest shareholder of the Company. Our agreement with Falconbridge calls for it to complete a feasibility study by September 2007. In the event of a production decision, and at Metallica’s request, Falconbridge would fund 70% of Metallica’s 30% share of the capital needed to develop a mine.

Using data obtained from Falconbridge’s 9,932 meter drilling program at the La Fortuna deposit in 2005, Metallica announced an updated indicated resource estimate of 185 million tonnes averaging 0.72% copper and 0.62 g/t gold using a cut-off grade of 0.4% copper. An additional 295 million tonnes averaging 0.58% copper and 0.44 g/t gold are in the inferred category. Metallica’s 30% interest equates to 0.88 billion pounds of copper and 1.1 million ounces of gold in the indicated category, and 1.1 billion pounds of copper and 1.3 million ounces of gold in the inferred category.

Falconbridge is currently conducting a 26,500 meter drilling program at the La Fortuna deposit of the El Morro project to provide the basis for a feasibility study. The current drilling program will result in a reclassification of a substantial portion of the resource to the measured and indicated category. In addition to the drilling program, Falconbridge intends to drive an 1,150 meter decline into the deposit for grade confirmation, to collect material for metallurgical testing and to gain information for mine engineering and pit design.

2 Metallica Resources Inc. | 2005 Annual Report

On the exploration front, the Company obtained encouraging results from two drilling campaigns at its Rio Figueroa copper-gold project in Chile. Metallica completed a total of 9,725 meters of drilling in 47 holes. The best results were in the Cerro Matta area, with an intersection of 138 meters grading 0.36% copper and 0.31 g/t gold in one hole and an intersection of 70 meters grading 0.59% copper and 0.31 g/t gold in another hole. Drilling has delineated a core zone of copper-gold mineralization measuring approximately 300 by 400 meters to a depth of at least 400 meters. The zone remains open in three directions and at depth. The Company is currently evaluating the results to determine the next phase of exploration for this exciting project.

The Company continued its quest for new growth opportunities and in September 2005 entered into a joint venture agreement with Full Metals Minerals Ltd. to explore a 2,200 square mile area in southwest Alaska and the Aleutian Islands. This large underexplored land position has excellent potential for the discovery of world class copper-gold-molybdenum and gold-silver deposits. Metallica is planning an aggressive exploration program to test several of these targets during the summer of 2006.

The year 2005 has been one of progress and achievements for the Company. We would like to express our appreciation to our management team, employees and Board colleagues for their valuable contributions and support during a challenging year. We would like to welcome Mr. Troy Fierro,

"Signed"

Richard J. Hall
President and Chief Executive Officer
April 3, 2006

Metallica Resources Inc. | Annual Report 2005 3

The 100%-owned Cerro San Pedro gold-silver, heap-leach project is located in central Mexico, 20 kilometers outside the state capital city of San Luis Potosí. Full project construction recommenced in February 2006 and is expected to be completed by the end of 2006. Upon successful commissioning, the average annual production of the Cerro San Pedro mine is expected to be approximately 85,500 ounces of gold and 2.0 million ounces of silver over a currently estimated mine life of nine years.

Cerro San Pedro Project

Year 2005 was a year of significant accomplishments at Cerro San Pedro. In June 2005, a temporary occupancy and right-of-way agreement was received from the Federal Mining Bureau. This agreement provides Metallica with federally mandated surface rights access to its mineral rights over the life of the mine.

In August 2005, a Mexican appeals court overturned the August 2004 nullification ruling to our mining permit and instructed Secretaria de Medio Ambiente y Recursos Naturales ("SEMARNAT") to amend the mining permit to conform with current environmental laws. We anticipate receipt of the amended mining permit in mid-April 2006.

In September 2005, we received the annual renewal of the explosives permit for the project. The permit included a legal restriction against the Secretaria de Defensa National ("SEDENA"), who issued the permit, from allowing explosives to be used on land owned by Ejido Cerro de San Pedro, which included the haul road and pit area. While the legal restriction was being resolved, Metallica commenced blasting and other earthwork in the leach pad area, which was not subject to any type of restriction, and construction of the haul road and access roads into the pit area where blasting was not required. The legal action was resolved in favor of SEDENA in early 2006 and full construction recommenced in February 2006.

In April 2006, we were notified by SEDENA that it was once again imposing a restriction regarding the use of explosives on land owned by Ejido Cerro de San Pedro as a result of another legal action brought against SEDENA. This lawsuit is substantially the same as the earlier lawsuit that was resolved in favor of SEDENA in early 2006. We will continue with activities at the project, including construction of the leach pad, solution ponds and laboratory, as well as work on the haul road and pit access roads to the extent that explosives are not required. We have appealed the restriction and are working aggressively to have the new restriction removed in order to complete construction and commence mining activities on schedule.

In April 2006, we updated the mineral reserves at Cerro San Pedro as a result of the continuing robust precious metals market. Mineral reserves were calculated using $400 per ounce gold and $6.15 per ounce silver, which approximate the historical three-year average prices, and now total 69.9 million tonnes of ore grading 0.55 g/t gold and 23.0 g/t silver. This equates to 1.24 million ounces of gold and 51.68 million ounces of silver, or 2.03 million gold equivalent ounces.

The development plan for the Cerro San Pedro project is an open pit mine, producing run-of-mine ore to be processed by heap leaching using a Merrill-Crowe recovery process to produce gold/silver doré. The project has been designed to meet or exceed North American mining and environmental standards. Our reclamation activities and community master plan are designed to return the land to a stable and productive post-mining use.

4 Metallica Resources Inc. | 2005 Annual Report

Mine production is forecast to average 85,500 ounces of gold and 2.0 million ounces of silver per year over a currently estimated mine life of nine years. This equates to approximately 115,500 ounces of gold and gold equivalent silver per year using a silver-to-gold ratio of 65:1. Life of mine production is expected to exceed 770,000 ounces of gold and 17.5 million ounces of silver. The initial capital cost to build the mine is projected to be $29.1 million, with total capital cost estimated at $34.3 million for the life of the mine.

The Cerro San Pedro mine is expected to be a low cost gold producer, especially at higher gold and silver prices. For example, when using recent gold and silver prices of $575 and $11.75 per ounce, respectively, cash operating costs are estimated to be $52 per ounce, net of silver credits.

Metallica is committed to its responsibility of assuring a safe and healthy environment, as well as respect for the culture and heritage of the village of Cerro de San Pedro and the surrounding communities. Extensive environmental studies, including reports on plant species protection, habitat conservation and historical and cultural preservation, have been performed.
Cerro San Pedro Project – Mineral reserves and resources
							Contained
				Gold	Contained	Contained	gold
		Gold	Silver	equivalent	gold	silver	equivalent
	Tonnes	grade	grade	grade	ounces	ounces	ounces
	(000’s)	(g/t)	(g/t)	(g/t)	(000’s)	(000’s)	(000’s)
Mineral reserves
Proven and probable	69,885	0.55	23.0	0.90	1,236	51,678	2,031

Mineral resources
Measured	106,289	0.55	20.3	0.86	1,880	69,371	2,947
Indicated	9,929	0.48	19.7	0.78	153	6,289	250
Total	116,218	0.54	20.3	0.85	2,033	75,660	3,197
Inferred	3,176	0.44	21.7	0.77	45	2,215	79

1)     Mineral reserves and resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Mineral reserve and resource estimates were prepared by William L. Rose, WLR Consulting, Inc., Qualified Person, as that term is defined in National Instrument 43-101.

2)    Mineral reserves have been estimated at a price of $400 per ounce of gold and $6.15 per ounce of silver.

3)    Mineral reserves are contained within mineral resources.

4)    Mineral resources have been estimated at a cut-off grade of  0.20 g/t gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

5)    Silver-to-gold ratio is estimated at 65:1.

6)    Cautionary note to U.S. investors concerning estimates of measured and indicated mineral resources: This table uses the terms "measured and indicated mineral resources". We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

7)    Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term "inferred mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

Metallica Resources Inc. | Annual Report 2005 5

As part of our commitment to the local community, Metallica has established a non-profit foundation. Its purpose is to preserve the village of Cerro de San Pedro in such a way that will ensure sustained cultural and economic stability. Once in production, Metallica has agreed to provide the foundation with 100 ounces of gold and 5,000 ounces of silver per year to fund its activities.

Metallica’s commitment to the local community also includes preferential hiring treatment to individuals living in the local and surrounding communities. We anticipate that local residents will constitute more than 50% of the workforce. Approximately 200 people will be employed at the mine, once in production.

Other benefits that we provide to the local community include free medical services, maintenance of a botanical garden for the propagation of native species from the region, education initiatives and sponsorship of a silversmith cooperative.
Cerro San Pedro Project Projected operating costs	Cerro San Pedro Project Projected gold equivalent production

Cerro San Pedro Construction of haul road	Cerro San Pedro Project Layout of project facilities

6 Metallica Resources Inc. | 2005 Annual Report

Metallica’s 30% interest in the 29,470 hectare El Morro project includes the La Fortuna and El Morro copper-gold porphyry deposits. The project is located approximately 80 kilometers east of the city of Vallenar in northern Chile and is situated along one of the most prolific copper belts in the world. In August 2005, Metallica received a $10 million payment from Falconbridge, which resulted in Falconbridge earning a 70% interest in the El Morro project. In addition, Falconbridge is required to complete a feasibility study, subject to certain conditions, by September 2007. Falconbridge is also required, if requested by Metallica, to finance 70% of Metallica’s 30% share of the capital needed to develop a mine in the event of a production decision. Falconbridge commenced a 26,500 meter, 70-hole core drilling program at the La Fortuna deposit in November 2005 as part of completing the feasibility study.

El Morro Project

La Fortuna Deposit

Year 2005 was also a year of significant accomplishments at the El Morro project. In 2004-05, Falconbridge completed a total of 9,932 meters of core drilling in 23 holes. The objectives of the program were to better define and improve our understanding of the copper distribution in the higher-grade secondary enrichment zone and the gold distribution in the underlying primary zone. This drilling campaign also doubled the drill hole density within the upper 450 meters of the La Fortuna deposit to an average drill hole spacing of approximately 100 meters. Drill results from this program include the following highlights:

  Hole DDHF-48, along the eastern edge of the resource, intercepted 74 meters grading 1.24% copper and 0.37 g/t gold in the secondary enrichment zone followed by 236 meters grading 0.56% copper and 0.72 g/t gold in the primary zone.

  Hole DDHF-51, near the center of the resource, reported 58 meters grading 1.84% copper and 0.92 g/t gold in the secondary enrichment zone and 306 meters grading 0.67% copper and 0.81 g/t gold in the primary zone.

  Hole DDHF-52, near the northern edge of the resource, intercepted 84 meters grading 2.07% copper and 0.78 g/t gold in the secondary enrichment zone and 366 meters grading 0.68% copper and 0.66 g/t gold in the primary zone.

  Hole DDHF-61, along the northern edge of the resource, intercepted 68 meters grading 2.05% copper and 0.94 g/t gold in the secondary enrichment zone followed by 302 meters grading 0.78% copper and 1.23 g/t gold in the primary zone.

La Fortuna Deposit
Drill hole location map

Metallica Resources Inc. | Annual Report 2005 7

With the completion of this drilling program, Metallica updated the mineral resource estimate for the La Fortuna deposit. The 2004-05 drilling program improved the level of confidence for the upper 500 meters of the La Fortuna mineral resource estimate, resulting in approximately 40% of the resource being upgraded to the indicated category, at a 0.4% copper cut-off grade. In addition, a higher-grade core was identified in the secondary enrichment zone, and is estimated to contain approximately 38 million tonnes averaging 1.26% copper and 0.45 g/t gold, or 1.0 billion pounds of copper and 565,000 ounces of gold at a 0.4% copper cut-off grade. This part of the resource centers on the main La Fortuna porphyry stock and corresponds to the shallowest part of the deposit, coming to within 15 meters of the surface. The 2005 resource estimate is based on the results from approximately 30,000 meters of core drilling in 68 holes.

La Fortuna Deposit – Mineral resources (Reported as 100%)

Copper cut-off basis
					Contained	Contained
Copper			Copper	Gold	Copper	Gold
cut-off	Resource	Tonnes	grade	grade	pounds	ounces
grade	classification	(000’s)	(%)	(g/t)	(000’s)	(000’s)
0.3%	Indicated	203,000	0.69	0.59	3,088,000	3,900
	Inferred	450,000	0.50	0.39	4,960,000	5,600
0.4%	Indicated	185,000	0.72	0.62	2,937,000	3,700
	Inferred	295,000	0.58	0.44	3,772,000	4,200
0.5%	Indicated	150,000	0.78	0.65	2,579,000	3,100
	Inferred	172,000	0.68	0.49	2,579,000	2,700

Copper equivalent cut-off basis ($1.00/lb copper and $400/oz gold)

Copper					Contained	Contained
equivalent			Copper	Gold	Copper	Gold
cut-off	Resource	Tonnes	grade	grade	pounds	ounces
grade	classification	(000’s)	(%)	(g/t)	(000’s)	(000’s)
0.3%	Indicated	214,000	0.66	0.58	3,114,000	4,000
	Inferred	688,000	0.41	0.35	6,219,000	7,700
0.4%	Indicated	209,000	0.67	0.59	3,087,000	4,000
	Inferred	538,000	0.46	0.39	5,456,000	6,800
0.5%	Indicated	200,000	0.69	0.61	3,042,000	3,900
	Inferred	394,000	0.52	0.44	4,517,000	5,600

1)    The updated mineral resource estimate for the La Fortuna deposit is classified as an indicated and inferred mineral resource in accordance with CIM Definitions for mineral resources and mineral reserves. The estimate is based entirely on data provided to Metallica by Falconbridge. The Qualified Persons, as defined by Canadian Securities Administrators National Instrument 43-101, responsible for the design and completion of the updated resource estimate are Bruce M. Davis, Fellow – AusIMM and Chief Geostatistician for Norwest Corporation and Mark Petersen, Certified Professional Geologist - AIPG and Exploration Manager for Metallica Resources.

2)    Mineral resources do not have demonstrated economic viability.

3)   Cautionary note to U.S. investors concerning estimates of indicated mineral resources: This table uses the term "indicated mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

4)   Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term "inferred mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

8 Metallica Resources Inc. | 2005 Annual Report

La Fortuna Work Plan for 2006

In November 2005, Falconbridge commenced a 26,500 meter core drilling program at the La Fortuna copper-gold deposit. The objectives of the program will be to further define the outer limits of the La Fortuna resource and elevate the resource classification to measured and indicated status. The program will include approximately 70 diamond drill holes ranging in depth from 200 to 750 meters. When completed in the second quarter of 2006, the program will have defined the periphery of the deposit on approximately 100 meter centers, and the central porphyry stock and secondary enrichment zone on approximately 50 meter centers. Falconbridge intends to complete a prefeasibility study for the La Fortuna deposit by the end of 2006 at an estimated cost of $40 million, all of which will be borne by Falconbridge. Falconbridge must also complete a definitive feasibility study for the project, subject to certain conditions, by September 2007.

The current development program also includes an underground exploration decline into the La Fortuna deposit. The decline will transect the core of the La Fortuna deposit, beginning with an 800 meter drive across the secondary enrichment zone followed by a 350 meter drive into the underlying primary sulfide zone. The decline will serve to further validate the grade of the resource, provide additional material for metallurgical testing and allow detailed geotechnical studies for mine engineering and pit design. It is estimated that the decline will take ten months to complete.

Falconbridge is also conducting a wide variety of engineering, metallurgical, environmental and socio-economic studies, which will be an integral part of the prefeasibility study, and provide the basis for the feasibility study to be completed in 2007. The prefeasibility study is designed to advance the project’s engineering and cost estimation accuracy to within 20% of the ultimate design and cost. Falconbridge has retained Hatch Engineering of Santiago, Chile as the study manager for the project.

La Fortuna Deposit – Falconbridge drilling

El Morro Deposit

The El Morro deposit is located approximately five kilometers northwest of the La Fortuna deposit. It differs from the La Fortuna deposit in that the copper-gold mineralization occurs entirely within volcaniclastic and sedimentary rocks, whereas the mineralization at the La Fortuna deposit occurs within a porphyry intrusive rocks. This suggests the potential for significant additional mineralization should the intrusive source for the mineralization be located. Although Falconbridge has indicated that it has no drilling plans for the El Morro deposit in 2006, the mineralization remains open to the west, northwest and northeast. Future work on the El Morro deposit will focus on expanding the inferred resource and exploring for the primary porphyry source of the mineralization.

In 2003, Falconbridge estimated the El Morro deposit to contain an inferred resource of 445 million tonnes grading 0.5% copper and 0.18 g/t gold, which equates to 496 million pounds of copper and 260,000 ounces of gold, based on a 0.4% copper cut-off grade.

Metallica Resources Inc. | Annual Report 2005 9

Exploration

Rio Figueroa Project, Chile

The Rio Figueroa copper-gold project is located approximately 17 kilometers west of Kinross Gold Corporation/ Bema Gold Corporation’s Refugio gold-copper mine and approximately 80 kilometers southeast of the city of Copiapó in Chile. Like El Morro, the project is situated along one of the most prolific copper belts in the world.

Metallica has an option to acquire a 100% interest in the property by making a series of cash payments totaling $3.5 million over a five-year period and incurring $1.5 million in exploration expenditures over a three-year period. The vendor retains a 1.5% net smelter return royalty against any future production from the property. At the end of 2005, the Company had incurred costs totaling $1.86 million on the project.

During the first and second quarters of 2005, Metallica completed a systematic evaluation of the property, which included geological mapping, soil sampling and geophysical surveys, and identified several targets having the potential to host significant copper-gold and/or epithermal gold mineralization. Metallica also completed an initial program totaling 7,475 meters of reverse circulation drilling in 40 holes. Encouraging drill results were obtained from two of the nine holes (2,884 meters) drilled at the Cerro Matta target, where a mineralized intrusive is exposed over an area of 300 by 900 meters within a larger altered envelope.

During the last quarter of 2005, Metallica completed a second drilling program of seven holes totaling 2,250 meters at the Cerro Matta target. The drill results successfully extended the core zone of copper-gold mineralization to an area of 300 by 400 meters, up to a vertical depth of 400 meters. The zone remains open in three directions and at depth. Metallica is currently reviewing the results to determine the next phase of exploration work for the project.

Highlights of the 2005 drilling programs at Cerro Matta:

Hole	From	To	Interval	Copper	Gold
Number	(m)	(m)	(m)	(%)	(g/t)
MRC-7	12	454	442	0.21	0.21
MRC-9	80	150	70	0.59	0.31
	278	372	94	0.37	0.51
MRC-10	148	214	66	0.21	0.20
MRC-13	78	228	150	0.24	0.25
MRC-15	288	426	138	0.36	0.31
Incl.	288	320	32	0.54	0.30
Incl.	320	426	106	0.31	0.39

Southwest Alaska/Aleutian Islands Project, USA

In September 2005, Metallica entered into an option agreement with Full Metal Minerals Ltd. to explore a 2,200 square mile (1.4 million acres) region in southwest Alaska and the Aleutian Islands. The option agreement provides for Metallica to earn a 65% interest in the project by investing a total of $4.75 million in exploration and development expenditures over a five-year period. Metallica has the option to increase its interest to 80% in individual properties by completing a definitive feasibility study.

The Southwest Alaska/Aleutian Islands project covers a 150 mile section of Native-owned lands along the Pacific Rim, which is host to numerous underexplored porphyry copper-gold-molybdenum and epithermal gold-silver prospects. Historic production in the region includes the Apollo-Sitka mines, which were Alaska’s first lode gold mines that operated in the 1890’s. More recently, regional reconnaissance programs were carried out for copper-molybdenum porphyries during the 1970’s and for epithermal gold systems during the late 1980’s and early 1990’s. Access to the region is excellent with regular commercial air and marine service from Anchorage and Seattle. Moreover, all of the prospects are located within several miles of tidewater.

During 2005, a comprehensive reconnaissance review was completed to evaluate and prioritize the better known prospects contained within the project land position. As a result of this work, six high priority targets have been identified, at least three of which will be the focus of more detailed exploration in 2006. As the Southwest Alaska/Aleutian Islands project covers a very large region with excellent mineral potential, our exploration effort will also include continued reconnaissance to identify new areas of prospective mineralization for follow-up in the years to come.

10 Metallica Resources Inc. | 2005 Annual Report

Management’s Discussion and Analysis

General

Management’s discussion and analysis ("MD&A") has been prepared based on information available to Metallica Resources Inc. (the "Company") as of February 17, 2006. MD&A provides a detailed analysis of the Company’s business and compares its 2005 financial results with-those of the two previous years. In order to gain a better understanding of MD&A, it should be read in conjunction with the Company’s consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For a reconciliation of measurement differences to United States generally accepted accounting principles ("U.S. GAAP"), see Note 13 to the consolidated financial statements. All amounts are in U.S. dollars unless otherwise indicated.

The Company is an emerging gold and silver producer focused on the exploration and development of precious metal rich properties throughout the Americas. The Company has two principal mineral properties: the 100%-owned Cerro San Pedro gold and silver project in Mexico and the 30%-owned El Morro copper-gold project in Chile.

The Cerro San Pedro project contains estimated mineral reserves1 of 63.0 million tonnes grading 0.58 grams per tonne gold and 23.9 grams per tonne silver at a waste-to-ore ratio of 1.16 to 1. This equates to 1.17 million ounces of gold and 48.4 million ounces of silver. The mineral reserves were estimated using a gold price of $375 per ounce and a silver price of $5.77 per ounce, and were prepared by William Rose of WLR Consulting Inc., the Qualified Person, in accordance with Canadian Securities Administrators National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

The El Morro project is subject to an exploration agreement with Falconbridge Limited ("Falconbridge"), formerly Noranda Inc., which allowed for Falconbridge to earn a 70% interest in the project by making, among other requirements, a $10 million payment to the Company by September 14, 2005. The $10 million payment was made to the Company on August 31, 2005 and resulted in Falconbridge earning a 70% interest in the El Morro project. The exploration agreement also provides that Falconbridge must complete a feasibility study on the project by September 14, 2007. Falconbridge is responsible for 100% of the cost of preparing the feasibility study.

In September 2005, the Company reported an updated mineral resource2 estimate for the La Fortuna deposit at the El Morro project. Using a 0.4% copper cut-off grade, the La Fortuna deposit is estimated to contain indicated mineral resources3 totaling 185 million tonnes grading 0.72% copper and 0.62 grams per tonne gold. In addition, the La Fortuna deposit is estimated to contain inferred mineral resources4 totaling 295 million tonnes grading 0.58% copper and 0.44 grams per tonne gold. The mineral resource estimates were calculated independently by Norwest Corporation in collaboration with the Company and incorporated the results from 23 core holes totaling 9,932 meters completed by Falconbridge from late 2004 through early 2005. The Qualified Persons, as defined by Canadian Securities Administrators National Instrument 43-101, responsible for the design and completion of the updated mineral resource estimates are Bruce M. Davis, Fellow – AusIMM and Chief Geostatistician for Norwest Corporation and Mark Petersen, Certified Professional Geologist – AIPG and Exploration Manager for Metallica Resources.

Critical Accounting Policies

The Company’s accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results of operations, financial condition and cash flows.

Use of Estimates

The preparation of the Company’s financial statements, in conformity with generally accepted accounting principles, requires that management make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management continually evaluates its assumptions and estimates; however, actual amounts could materially differ from those based on assumptions and estimates.

Management has identified the following critical accounting estimates that could have a material impact on the Company’s financial statements:

Mineral Properties and Deferred Costs:

Mineral reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates due to differences in actual mineralization and mineralization estimated by sampling, variances in the grade of mineral reserves, increases in mining, processing and reclamation costs, and changes in the market price of gold and/or silver. The Company’s mineral reserves are limited to its Cerro San Pedro gold and silver project in Mexico.

Management regularly reviews and evaluates the carrying value of each mineral property for impairment. If the total estimated future cash flows on an undiscounted basis are less than the carrying value of the asset, an impairment loss is recorded and the carrying value of the property is written down to fair value, which is typically the estimated future discounted cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property has been impaired, it is written down to its estimated fair value in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063, "Impairment of Long-Lived Assets". As a result of these potential write-offs and write-downs from its exploration and development activities, net income or loss of the Company may be volatile.

1)     Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the Securities and Exchange Commission), applies different standards in order to classify mineralization as a reserve. The Cerro San Pedro mineral reserves are classified as such under both Canadian and U.S. regulatory authorities.

2)     Mineral resources have been estimated at a 0.4% copper cut-off grade. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3)     Cautionary note to U.S. investors concerning estimates of indicated mineral resources: We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

4)     Cautionary note to U.S. investors concerning estimates of inferred mineral resources: We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable. Under Canadian rules, an "inferred resource estimate" is that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Metallica Resources Inc. | Annual Report 2005 11

An impairment assessment was performed on the Cerro San Pedro project using estimated long-term future gold and silver prices of $425 per ounce and $6.54 per ounce, respectively. Estimated long-term gold and silver prices were determined largely from prices used by peers, current market prices, historical price trends and analysts’ price expectations.

Accounting for Stock Options:

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2005	2004	2003
Risk free interest rate (Canada)	3.2 to 3.7%	3.3 to 3.5%	3.6 to 4.4%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility of the Company’s common shares	65 to 66%	70 to 71%	75 to 87%
Expected life of option	5 years	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Asset Retirement Obligation:

The Company’s reclamation and closure cost obligation is calculated using highly subjective assumptions that include the Company’s long-term credit-adjusted risk-free interest rate, the long-term inflation rate, the year in which the reclamation obligation is expected to begin and the current estimate of the reclamation obligation. Any changes in these subjective assumptions could materially affect the Company’s reclamation and closure cost obligation.

Mineral Properties and Deferred Costs

The Company’s current business activity focus is on the exploration and, if practicable, the development of precious metal rich mineral deposits. The cost of acquiring specific mineral properties, and any subsequent exploration, development or other costs that are directly attributable to the properties are capitalized. Exploration expenditures that are incurred prior to the acquisition of a mineral property are expensed. In the event that the Company elects to proceed with the development of a project, capitalized acquisition, exploration and development expenditures will be amortized against future production upon commencement of commercial production, or written off if the properties are sold or abandoned.

Financial Results of Operations

The Company has generated net income in two of the last three years principally as a result of foreign exchange gains and income from property payments. The Company does not have any operating mines. Management anticipates that the Company will incur net losses for at least the next year as a result of ongoing general and administrative expenses, exploration expenses, write-downs of mineral properties and deferred costs, and other costs. The Company anticipates that the losses will reverse after it achieves commercial production at its 100%-owned Cerro San Pedro project in Mexico. The Cerro San Pedro project is currently under construction and is expected to be completed by the end of 2006. However, there are no assurances that commercial production from the Cerro San Pedro project will be achieved.

Selected Annual Information
	2005	2004	2003
	$	$	$
Total revenues	–	–	–
Net income (loss)	7,958,798	1,368,462	(1,715,547)
Total assets	99,919,884	90,293,100	93,353,848
Long-term liabilities	343,164	203,818	–
Basic net income (loss) per share	0.10	0.02	(0.04)
Diluted net income (loss) per share	0.10	0.01	(0.04)

Net income for 2005 of $7.96 million was primarily due to $8.35 million of income from property payments and $1.05 million of foreign exchange gains. Net income in 2004 of $1.37 million was primarily attributable to an increase in foreign exchange gains from $0.61 million in 2003 to $2.17 million in 2004, and an increase in interest income from $0.16 million in 2003 to $0.93 million in 2004. The selected annual information has been prepared in accordance with Canadian GAAP. For a reconciliation to U.S. GAAP, see Note 13 to the consolidated financial statements.

2005 Compared with 2004

The Company reported net income of $7.96 million ($0.10 per share) for the year ended December 31, 2005 as compared to net income of $1.37 million ($0.02 per share) for the year ended December 31, 2004. Significant changes between the 2005 and 2004 income and expense amounts that comprised net income are discussed below.

The Company does not own any interests in producing mineral properties or have any other revenue generating activities; therefore, it does not have any operating income or cash flow from operations. The Company’s only significant sources of income are from property payments and interest earned on cash and cash equivalents. Income from property payments increased from $0.30 million in 2004 to $8.35 million in 2005. The $8.05 million increase results from a $10 million earn-in payment received from Falconbridge in August 2005, which resulted in Falconbridge earning a 70% interest in the El Morro project.

General and administrative expense for the year ended December 31, 2005 totaled $1.75 million and was $0.28 million higher than 2004 expenditures of $1.47 million. The increase was primarily attributable to employee bonus payments totaling $0.17 million in the current period versus nil in the preceding period.

Stock-based compensation expense increased from $0.08 million for the year ended December 31, 2004 to $0.34 million for the year ended December 31, 2005. The $0.26 million increase was primarily attributable to an increase in stock option grants from 400,000 in 2004 to 880,000 in 2005. In addition, the Company capitalized stock-based compensation expense totaling $0.09 million in 2005 and $0.55 million in 2004, as a result of stock options granted to employees at its Cerro San Pedro development project.
12 Metallica Resources Inc. | 2005 Annual Report

Foreign exchange gains of $1.05 million in 2005 and $2.17 million in 2004 were principally due to unrealized gains associated with holding large cash balances in Canadian dollars (Cdn$39.4 million and Cdn$42.3 million at December 31, 2005 and 2004, respectively), and the strengthening of the Canadian dollar relative to the U.S. dollar in 2004 and 2005. The Cdn$/US$ exchange rate at December 31, 2003 was 1.2946 as compared to 1.2048 on December 31, 2004, and 1.1660 on December 31, 2005.

Income tax expense increased from $0.14 million in 2004 to $0.15 million in 2005, despite an increase in income before taxes of $6.60 million in 2005. This was principally due to the recognition of tax loss carryforwards in the current period which offset the taxable gain attributable to the $10 million earn-in payment received from Falconbridge in August 2005.

2004 Compared with 2003

The Company reported net income of $1.37 million ($0.02 per share) for the year ended December 31, 2004 as compared to a net loss of $1.72 million ($0.04 per share) for the year ended December 31, 2003. Significant changes between the 2004 and 2003 income and expense amounts that comprised net income (loss) are discussed below.

Interest income for the year ended December 31, 2004 increased to $0.93 million from $0.16 million in the preceding year. The $0.77 million increase resulted from higher average invested cash balances in 2004 as a result of a $61.31 million public equity offering for shares and warrants that closed in December 2003. The Company’s only other source of income in 2004 was the receipt of property payments from the sale of its Mara Rosa project totaling $0.30 million, as compared to $0.15 million in 2003.

General and administrative expense for the year ended December 31, 2004 totaled $1.47 million and was $0.22 million higher than 2003 expenditures of $1.25 million. The increase was primarily attributable to an increase in business insurance premiums, higher financial advisory services and retainer fees paid to the Company’s directors.

Stock-based compensation expense increased from $0.01 million for the year ended December 31, 2003 to $0.08 million for the year ended December 31, 2004. The $0.07 million increase results from the Company’s adoption of the CICA Section 3870, "Stock-based Compensation and Other Stock-based Payments" on January 1, 2004, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options.

The Company terminated its MIMK exploration program and abandoned its remaining MIMK properties in 2004, which resulted in a write-down of mineral properties and deferred costs totaling $0.08 million in 2004. The Company also abandoned its Los Colorados MIMK exploration property in 2003 resulting in a write-down of mineral properties and deferred costs totaling $0.70 million in 2003.

Interest expense of $0.04 million and $0.45 million for the years ended December 31, 2004 and 2003, respectively, represents interest accretion on acquisition debt relating to the Company’s purchase of its former joint venture partner’s 50% interest in the Cerro San Pedro project in February 2003. The acquisition debt was paid off in February 2004.

Foreign exchange gains of $2.17 million in 2004 and $0.61 million in 2003 are primarily attributable to unrealized gains associated with holding the majority of the net proceeds from the Company’s December 11, 2003 public equity offering in Canadian dollars (Cdn$80.75 million), and the subsequent strengthening of the Canadian dollar relative to the U.S. dollar. The Cdn$/US$ exchange rate at December 11, 2003 was 1.3082 as compared to 1.2946 on December 31, 2003, and 1.2048 on December 31, 2004.

Income tax expense increased from a ($0.01) million income tax benefit in 2003 to $0.14 million of income tax expense in 2004. The $0.15 million increase in income taxes in 2004 resulted from approximately $0.09 million of Canadian withholding taxes on interest earnings from a foreign subsidiary, and approximately $0.05 million of Mexican income taxes. In the preceding year, Canadian withholding and Mexican income taxes were insignificant.

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

	2005
	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	15,202	9,663,769	(993,277)	(726,896)
Basic net income (loss) per share	0.00	0.12	(0.01)	(0.01)
Diluted net income (loss) per share	0.00	0.12	(0.01)	(0.01)

	2004
	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	1,582,433	1,649,917	(1,174,302)	(689,586)
Basic net income (loss) per share	0.02	0.02	(0.01)	(0.01)
Diluted net income (loss) per share	0.01	0.02	(0.01)	(0.01)

The high quarterly net income (loss) volatility for 2004 primarily resulted from holding large cash balances in Canadian dollars and high fluctuations in Cdn$/US$ exchange rates. Net foreign exchange gains (losses) totaled ($0.59 million), ($0.90 million), $1.85 million and $1.80 million for the first, second, third and fourth quarters of 2004, respectively. The high quarterly net income (loss) volatility for 2005 is also attributable to holding large cash balances in Canadian dollars and high fluctuations in Cdn$/US$ exchange rates. Net foreign exchange gains (losses) totaled ($0.36 million), ($0.32 million), $1.58 million and $0.15 million for the first, second, third and fourth quarters of 2005, respectively. In addition, the Company recognized income from property payments in the third quarter of 2005 totaling $8.35 million as a result of Falconbridge’s $10 million earn-in payment on the El Morro project.

Liquidity and Capital Resources

At December 31, 2005, the Company had $42.67 million in cash and cash equivalents and working capital of $42.26 million. The Company believes that it has sufficient cash balances to complete construction of the Cerro San Pedro project. The Company may pursue additional debt or equity financing to cover potential cost overruns and for other corporate projects.

For the years ended December 31, 2005, 2004 and 2003, the Company received net proceeds of $0.43 million, $0.76 million and $71.16 million, respectively, from the sale of equity securities and the exercise of warrants and stock options. Approximately $70.77 million of the 2003 net proceeds is due to a private placement financing for $9.46 million that closed in March 2003, and a public equity offering for $61.31 million that closed in December 2003. A portion of the proceeds from the 2003 equity financings was used to purchase the Company’s former joint venture partner’s 50% interest in the Cerro San Pedro project, to acquire a related royalty and for working capital. The proceeds will also be used for construction of the Cerro San Pedro project.

Metallica Resources Inc. | Annual Report 2005 13

The December 2003 public equity offering provided for the issuance of 38.7 million units at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.3 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10. The warrants expire on December 11, 2008.

At December 31, 2005, the Company had working capital of $42.26 million as compared to $41.52 million at December 31, 2004. The increase in working capital of $0.74 million was principally due to the $10 million earn-in payment received from Falconbridge, less $9.8 million of additions to mineral properties and deferred expenditures.

The Company’s cash and cash equivalents increased by $1.05 million for the year ended December 31, 2005 as compared to a decrease in cash and cash equivalents of $24.49 million for the year ended December 31, 2004. The $25.54 million decrease in 2005 cash outflows was primarily attributable to the following: $11.0 million in acquisition and debt payments in 2004 to the Company’s former joint venture partner on the Cerro San Pedro project versus nil in the current period, a decrease in expenditures on mineral properties of $5.86 million in the current period and an increase in cash received from property payments of $9.70 million in the current period.

As of December 31, 2005, the Company had capitalized mineral properties and deferred expenditures totaling $55.53 million. This amount included $53.14 million relating to the Cerro San Pedro project, of which $7.93 million and $19.75 million was capitalized in 2005 and 2004, respectively, for acquisition and other project related costs.

Capitalized expenditures relating to the El Morro project totaled $0.02 million at December 31, 2005 as compared to $1.64 million at December 31, 2004. The $1.62 million decrease primarily resulted from applying $1.65 million of deferred costs incurred as of August 31, 2005 against the $10 million Falconbridge earn-in payment, also received on August 31, 2005. Additions to deferred costs totaled $0.03 million and $0.60 million for the years ended December 31, 2005 and 2004, respectively.

Substantially all exploration expenditures on the El Morro project since 2000 have been incurred by Falconbridge pursuant to an exploration agreement that provided for Falconbridge to earn a 70% interest in the project. Although Falconbridge completed its earn-in requirements in August 2005, it remains obligated to complete a feasibility study on the project by September 2007, the cost of which will be borne by Falconbridge. As part of its requirement to complete a feasibility study by September 2007, Falconbridge commenced work on a 26,500 meter drilling program in late 2005 at the La Fortuna area of the El Morro project. In the event that future exploration work is performed on the project, the Company will be responsible for its 30% share of these costs.

Contractual Obligations for Future Payments
			Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
	$	$	$	$	$
Long-term debt	–	–	–	–	–
Capital lease obligations	–	–	–	–	–
Operating leases	354,468	86,263	113,255	103,300	51,650
Purchase obligations (1)	125,172,000	9,760,000	37,215,000	36,146,000	42,051,000
Other long-term obligations	–	–	–	–	–
Total contractual obligations	125,526,468	9,846,263	37,328,255	36,249,300	42,102,650

1)     Purchase obligations include estimated amounts to be incurred by Washington Group International ("WGI") totaling $111.8 million pursuant to a ten-year contract mining and construction services agreement for the Cerro San Pedro project that was entered into on December 30, 2003. The contract provides that the Company may terminate it at any time prior to the end of the ten-year term, but must pay early termination and demobilization fees to WGI as follows:

Termination Period	Termination and Demobilization Fees
$
Pre-production	11,560,000
Year 1	10,160,000
Year 2	7,460,000
Year 3	4,760,000
Year 4	2,960,000
Year 5	2,360,000
Year 6	2,060,000
Year 7	1,660,000
Year 8	1,360,000
Year 9	–

It is estimated that approximately $1 to $2 million of annual expenditures to be incurred pursuant to the WGI contract will be incurred in Mexican pesos. The US$/peso exchange rate used in the WGI contract was approximately 10.75. As of February 17, 2006, the US$/peso exchange rate was 10.54. In addition to the WGI contract, the Company will incur peso denominated costs for fuel, explosives, power, water, salaries and other supplies averaging approximately $7 million per year. The Company does not currently intend to enter into currency hedging arrangements for its estimated Mexican peso expenditures.

Purchase obligations also include option payments and exploration work commitments totaling $3.4 million for the Rio Figueroa project, and $4.3 million for the Southwest Alaska/Aleutian Islands project. In addition, the Company owes $0.1 million, representing its 30% share of amounts owed to the former owners of certain mining concessions at the El Morro project, within two years of commencement of mining operations, as well as minimum annual royalty payments totaling $0.85 million that are owed to a former owner of certain mining concessions at the Cerro San Pedro project.

The reclamation obligation for the Cerro San Pedro project, based on the Company’s September 2003 feasibility study, is estimated to be $4.3 million. The Company has agreed to fund this obligation during mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

The Company entered into an agreement with a Mexican governmental agency to provide approximately $0.36 million for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by the Company. Although the timing for funding this commitment has not been finalized, it is anticipated that the $0.36 million will be funded by the Company over a period of approximately twelve years.
14 Metallica Resources Inc. | 2005 Annual Report

In September 2004, the Company entered into an option agreement to acquire a 100% interest in the Rio Figueroa copper-gold exploration project in Chile. The agreement provides for the Company to make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, and to incur annual exploration expenditures over a three-year period beginning September 2004 totaling $1.5 million, in order to exercise the option. As of December 31, 2005, the Company had incurred costs on the project totaling $1.86 million.

In September 2005, the Company entered into an option agreement that allows it to earn a 65% interest in precious metal rich exploration properties located in Southwest Alaska and the Aleutian Islands by making qualifying aggregate expenditures totaling $4.75 million over a five-year period beginning September 2005. The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study. As of December 31, 2005, the Company had incurred costs on the project totaling $0.48 million.

The Company’s contractual obligations for future payments are summarized on page 14.

Related Party Transactions

In May 2005, the Company entered into a consulting agreement with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $9,000 in 2005.

In December 2004, the Company entered into a six-month consulting agreement with a director of the Company to provide technical advisory services. The agreement provided for a minimum monthly retainer fee of $2,500 for up to three days of consulting services per month plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $2,500 in 2004 and $22,000 in 2005.

In June 2004, the Company entered into a consulting agreement with a director of the Company that provides for corporate advisory services at the rate of $600 per day plus out-of-pocket expenses. The Company incurred corporate advisory fees pursuant to this agreement totaling $12,000 in 2004 and $21,000 in 2005.

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company on June 9, 2005, to provide management services for the Company’s Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. Consulting fees incurred pursuant to this agreement totaled $72,500 in 2005.

Evaluation of Disclosure Controls

Management carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canadian Securities Administrators Multilateral Instrument 52-109, "Certification of Disclosure in Issuer’s Annual and Interim Filings") as of December 31, 2005. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations, and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

Outstanding Share Data

As of February 17, 2006, the Company has issued one class of common shares and has a total of 83,454,464 shares outstanding. The Company also has 19,350,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. Stock options outstanding as of February 17, 2006 total 2,440,000 and are exercisable for common shares at prices ranging from Cdn$0.83 per share to Cdn$2.54 per share.

Corporate Outlook

In February 2006, the Company received notification from Secretaria de Defensa National ("SEDENA") that the restriction on its 2006 explosives permit that prohibited the use of explosives on land communally owned by Ejido Cerro de San Pedro had been removed. As a result of this development, the Company has recommenced full-scale mine construction at its Cerro San Pedro project during the first quarter of 2006. It is anticipated that construction will be complete by the end of 2006. The September 2003 feasibility study for the project, prepared by WGI, reflects a capital cost estimate of $28.2 million, plus $3 million for working capital. The Company is working with WGI to update the capital cost estimate for the project.

As discussed under "Item 4, Information on the Company, D) Property, Plant and Equipment – The Cerro San Pedro Project, Mexico – Environmental – Environmental and Other Permit Status" and " – Surface and Water Rights Acquisition" in the Company’s Annual Report on Form 20-F, various lawsuits have been filed against Mexican governmental authorities seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. For further information, please see the foregoing Item 4 discussion as well as "Item 8, Financial Information A) Consolidated Financial Statements and Other Financial Information – Legal Proceedings".

In regards to the El Morro project, Falconbridge is obligated to complete a feasibility study on the project by September 2007, the cost of which will be borne by Falconbridge. In the event that exploration work is performed at the El Morro project, the Company will be responsible for its 30% share of these costs.

The Company estimates that 2006 expenditures on its Rio Figueroa, Southwest Alaska/Aleutian Islands and other exploration projects will be approximately $1.3 million. This estimate could materially change depending on the Company’s ability to acquire satisfactory exploration projects, progress of work programs on its projects and market conditions.

Risk Factors and Other

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks as those described under "Item 3. Key Information, D) Risk Factors" in the Company’s Annual Report on Form 20-F. Readers are encouraged to give careful consideration to these risk factors which include: risks associated with the Company’s history of net losses and the uncertainty of obtaining additional financing for mineral exploration and development activities; risks inherent in the mining industry; risks associated with estimates and forecasts of mineral reserves, mineral resources and production timing and activities; operational and environmental risks; the risk of failure to achieve production or cost estimates; risks of development, construction and mining operations; risks relating to hedging; risks of changes to applicable government regulations relating to the mining industry or to their application or shifts in political conditions in foreign countries; risks of fluctuations in mineral prices and foreign currency exchange rates; risks associated with labor disruptions; risks associated with the repatriation of earnings; the risk of loss of key management employees; risks of competition from larger more established mining companies; risks of adverse rulings from lawsuits and other legal proceedings; and the inability to economically or fully insure against certain risks.
Metallica Resources Inc. | Annual Report 2005 15

Risks relating to legal proceedings include various lawsuits that have been filed against governmental agencies seeking to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Refer to "Item 4, Information on the Company, D) Property, Plant and Equipment – The Cerro San Pedro Project, Mexico – Environmental – Environmental and Other Permit Status" and "– Surface and Water Rights Acquisition" and "Item 8, Financial Information, A) Consolidated Financial Statements and Other Information – Legal Proceedings" for details of current legal actions pending in the Company’s Annual Report on Form 20-F.

The Company has certain operating and other permits that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at its Cerro San Pedro project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend or cease its development or operating activities.

In August 2004, the Company received notification that a Federal Court nullified the Company’s Manifestacion de Impacto Ambiental ("MIA") for its Cerro San Pedro project. The MIA is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States. The Federal Court concluded that the MIA had violated various environmental and other laws. In August 2005, an Appeals Court revoked the August 2004 MIA nullification ruling and sent the case to an Administrative and Fiscal Court for further review. In December 2005, the Administrative and Fiscal Court ruled that the government agency that issued the MIA must issue the Company an amended MIA within four months that conforms to current environmental and other laws.

In June 2005, the Company received a Temporary Occupancy and Right of Way Authorization for the Cerro San Pedro project from the Federal Mining Bureau. This authorization provides the Company with federally mandated surface rights access to its mineral rights over the life of the mine, and overrides the various rulings and appeals in the Agrarian Court that challenged the Company’s surface rights access.

Forward-looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading "Item 3, Key Information, D) Risk Factors" in the Company’s Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

16 Metallica Resources Inc. | 2005 Annual Report

Management’s Report

To the Board of Directors and Shareholders of Metallica Resources Inc.

Management is responsible for the preparation of the information contained in this annual report and for the consistency between the consolidated financial statements and other financial and operating data contained elsewhere in the report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and necessarily include amounts based on estimates and judgments.

Management has established and maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Audit Committee of the Board of Directors, comprised of non-management directors, has reviewed the consolidated financial statements with management and the external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders and have conducted an audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Their report follows.

"Signed"

Richard J. Hall
President and Chief Executive Officer

"Signed"

Bradley J. Blacketor
Vice President, Chief Financial Officer and Secretary

February 6, 2006

Auditors’ Report

To the Shareholders of Metallica Resources Inc.

We have audited the accompanying consolidated balance sheets of Metallica Resources Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations and deficit and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Metallica Resources Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in accordance with accounting principles generally accepted in Canada.

"Signed"

Chartered Accountants
Vancouver, British Columbia

February 6, 2006, except for Note 1, which is as of February 8, 2006

Comments by Auditors for United States Readers on Canada-United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company’s financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders dated February 6, 2006 except for Note 1, which is as of February 8, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

"Signed"

Chartered Accountants
Vancouver, British Columbia

February 6, 2006, except for Note 1, which is as of February 8, 2006.
Metallica Resources Inc. | Annual Report 2005 17

Metallica Resources Inc.
(A development stage company)

Consolidated Balance Sheets

December 31, 2005 and 2004
U.S. dollars

	2005	2004
Assets	$	$
Current assets:
Cash and cash equivalents (Note 11)	42,669,830	41,617,044
Value-added tax receivable and other current assets	969,947	640,244
	43,639,777	42,257,288

Mineral properties and deferred expenditures (Note 3)	55,530,251	47,355,378
Property, plant and equipment (Note 4)	503,585	416,464
Other assets (Note 10)	246,271	263,970
Total assets	99,919,884	90,293,100

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	1,383,006	738,384

Asset retirement obligation (Note 5)	343,164	203,818

Shareholders' equity:
Share capital (83,301,676 common shares, 2004: 82,687,043) (Note 6(b))	108,158,077	107,661,917
Contributed surplus (Note 6(d))	1,484,554	--
Warrants (Note 6(d))	5,889,285	7,373,839
Stock options (Note 6(c))	1,431,014	1,043,156
Deficit	(18,769,216)	(26,728,014)
	98,193,714	89,350,898
Total liabilities and shareholders' equity	99,919,884	90,293,100

Contingencies (Notes 1 and 9)
Commitments (Note 10)

Approved by the Board:

"Signed"	"Signed"

Craig J. Nelsen	Ian A. Shaw

The accompanying notes are an integral part of these consolidated financial statements.

18 Metallica Resources Inc. | 2005 Annual Report

Metallica Resources Inc.
(A development stage company)

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2005, 2004 and 2003
U.S. dollars, except shares outstanding

	2005	2004	2003
	$	$	$
Interest income	1,036,850	925,180	158,087
Income from property payments (Notes 3(b and f))	8,349,264	300,000	150,000
	9,386,114	1,225,180	308,087

General and administrative expense	1,748,514	1,469,246	1,252,077
Exploration expense	232,252	192,627	212,366
Reclamation and property closure costs	--	22,368	17,421
Stock-based compensation expense	341,110	83,466	6,675
Write-down of mineral properties and deferred expenditures	2,518	81,469	703,536
Interest expense (Note 3(a))	--	40,260	446,851
Foreign exchange (gain)	(1,045,359)	(2,169,257)	(609,547)

Income (loss) before income taxes	8,107,079	1,505,001	(1,721,292)

Income tax provision (benefit) (Note 7)	148,281	136,539	(5,745)

Net income (loss)	7,958,798	1,368,462	(1,715,547)

Deficit at beginning of year as previously reported	(26,728,014)	(27,695,861)	(25,980,314)
Stock-based compensation expense (Note 6(c))	--	(400,615)	--
Deficit at beginning of year as restated	(26,728,014)	(28,096,476)	(25,980,314)
Deficit at end of year	(18,769,216)	(26,728,014)	(27,695,861)
Basic net income (loss) per share	0.10	0.02	(0.04)
Diluted net income (loss) per share	0.10	0.01	(0.04)
Weighted average number of common shares outstanding	82,952,717	82,405,035	42,865,141

Metallica Resources Inc. | Annual Report 2005 19

Metallica Resources Inc.
(A development stage company)

Consolidated Statements of Cash Flows

For the years ended December 31, 2005, 2004 and 2003
U.S. dollars
	2005	2004	2003
	$	$	$
Cash flows provided from (used for) operating activities
Net income (loss)	7,958,798	1,368,462	(1,715,547)
Non-cash items:
Depreciation and amortization	11,542	12,865	10,564
Stock-based compensation expense	341,110	83,466	6,675
Restricted stock units	59,435	--	--
Interest expense	--	40,260	442,933
Common share contribution to retirement plan	19,449	23,060	21,735
Reclamation and property closure costs	--	--	17,421
Write-down of mineral properties and deferred expenditures	2,518	81,469	703,536
Foreign exchange (gain) on foreign cash held	(1,045,359)	(2,169,257)	(609,547)
Changes in non-cash working capital:
Value-added tax and other current assets	(329,703)	(224,366)	(158,022)
Accounts payable and accrued liabilities	85,169	(21,884)	217,940
Reclamation and closure cost obligation	--	(29,796)	(137,625)
Other assets	17,500	(245,492)	(13,664)
	7,120,459	(1,081,213)	(1,213,601)

Cash flows provided from (used for) investing activities
Acquisition of subsidiary, net of cash acquired	--	(5,000,000)	(1,921,933)
Mineral properties and deferred expenditures	(9,024,369)	(14,889,399)	(2,044,946)
Mineral properties and deferred expenditures
applied to income from property payments	1,650,736	--	--
Payments to acquire property, plant and equipment	(169,136)	(254,405)	(105,504)
	(7,542,769)	(20,143,804)	(4,072,383)

Cash flows provided from (used for) financing activities
Common shares and units issued for cash, net of issue costs	--	--	70,774,607
Proceeds from exercise of warrants	--	400,230	168,454
Proceeds from exercise of options	429,737	362,618	222,546
Repayment of acquisition debt	--	(6,000,000)	(5,000,000)
Repayment of note payable	--	(200,100)	--
Proceeds from repayment of loan to director	--	--	100,000
	429,737	(5,437,252)	66,265,607

Foreign exchange gain on foreign cash held	1,045,359	2,169,257	609,547
Increase (decrease) in cash and cash equivalents	1,052,786	(24,493,012)	61,589,170
Cash and cash equivalents, beginning of year	41,617,044	66,110,056	4,520,886
Cash and cash equivalents, end of year	42,669,830	41,617,044	66,110,056
Supplementary cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

20 Metallica Resources Inc. | 2005 Annual Report

Metallica Resources Inc.
(A development stage company)

Notes to Consolidated Financial Statements
U.S. dollars

1.     Nature of Operations

Metallica Resources Inc. (the "Company") is engaged in the exploration, development and acquisition of precious metal rich mineral properties located principally in North and South America.

The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2004. In June 2004, construction of the mine was suspended pending resolution of various permitting and other issues involving the project as discussed in Note 3(a) and Note 9. The Company received notification from Secretaria de Defensa National ("SEDENA") that the restriction on its explosives permit for the project that prohibited the use of explosives on land communally owned by the Ejido of Cerro de San Pedro was removed. The Company intends to recommence full scale mine construction during the first quarter of 2006. It is anticipated that mine construction will be completed by the end of 2006.

In June 2005, the Company received a Temporary Occupancy and Right of Way Authorization from the Federal Mining Bureau for its Cerro San Pedro project. This authorization provides the Company with federally mandated surface rights access to its mineral rights over the life of the mine, and overrides the various rulings and appeals in the Agrarian Court that challenged the Company's surface rights access.

The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents against governmental agencies seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project.  Various lawsuits and legal actions have been filed by members of this group over the past three years, those that have had final rulings have all been resolved in favor of the various governmental agencies.  In the event of an adverse ruling from any of the unresolved lawsuits, the Company could be forced to suspend or cease project construction or operating activities.

The Company is also advancing a copper-gold exploration project in Chile with Falconbridge Limited ("Falconbridge"), formerly Noranda Inc., (Note 3(b)) and is pursuing various other exploration projects in the Americas.

2.     Summary of Significant Accounting Policies

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The significant measurement differences between these principles and those that would be applied to the Company under United States GAAP are described in Note 13.

Consolidation

These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, after elimination of intercompany balances and transactions.

Datawave Sciences Inc. De Re Holdings Inc. Desarrollos Metallica C.A. MMM Exploraciones, S.A. de C.V. Metallica (Barbados) Inc.	Metallica Management Inc. Minera Metallica Limitada Minera San Xavier, S.A. de C.V. Raleigh Mining International Limited Servicios del Plata y Oro, S.A. de C.V.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of income and expenses during the reporting period. Significant estimates that involve highly subjective assumptions by management include the Company's estimated reclamation obligation for its Cerro San Pedro project in Mexico, its estimation of stock-based compensation amounts and its assessment of its mineral property carrying values for impairment. Actual results could differ from those reported.

Foreign Currency Translation

The Company considers the U.S. dollar to be the functional currency of all of its operations. The Company’s subsidiaries are integrated foreign subsidiaries and, accordingly, foreign currency amounts are translated into U.S. dollars using the temporal method. Monetary balances are translated at the rate of exchange at the balance sheet date, nonmonetary balances at historic exchange rates and other revenue and expense items at average exchange rates. Foreign currency gains and losses are included in earnings for the period.

Cash and Cash Equivalents

Cash and cash equivalents include cash in demand deposits and short-term money market investments that, on acquisition, have a term to maturity of three months or less.

Mineral Properties and Deferred Expenditures

The costs of acquiring mineral property interests, and related exploration and development costs incurred thereafter, are capitalized until commercial production is established, the property is disposed of through sale or otherwise, or the carrying value is impaired. Expenditures related to generative exploration are expensed as incurred. If a project is put into commercial production, capitalized costs would be depleted on the unit-of-production basis.

Metallica Resources Inc. | Annual Report 2005 21

Proceeds received from the partial sale or sale of any interest in a property are credited against the carrying cost of such property until the payments are in excess of the costs incurred, at which time they are then credited to income.

The costs deferred at any point in time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing, future profitable production, or proceeds from the disposition of the properties.

Management regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves and value beyond proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves and value beyond proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Depreciation and Amortization

Property, plant and equipment assets are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets. The following estimated useful lives are being used:
Equipment	3 to 17 years
Vehicles	4 years
Buildings and leasehold improvements	3 to 20 years
Furniture	3 to 10 years

Asset Retirement Obligations

On January 1, 2004, the Company adopted the new accounting standard for asset retirement obligations. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of this standard did not have any impact on the Company’s financial position or results of operations in 2003 as the Company did not commence construction at its Cerro San Pedro project until February 2004.

Financial Instruments

At December 31, 2005, the carrying values of cash and cash equivalents, value-added tax and other current assets, and accounts payable and accrued liabilities approximate their fair values due to the relatively short period to maturity of the instruments.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Future tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Stock-based Compensation

The Company’s stock-based compensation plan is described in Note 6. Effective January 1, 2004, the Company retroactively adopted the revised Canadian Institute of Chartered Accountants ("CICA") Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Any consideration paid upon the exercise of stock options, in addition to the fair value attributable to stock options granted after January 1, 2002, is credited to share capital. The fair value attributable to stock options that expire unexercised is credited to contributed surplus. The fair value attributable to stock options that are forfeited is credited to earnings.

The Company applied these provisions retroactively, without restatement of prior years, resulting in a cumulative increase to the deficit of $400,615 and a corresponding increase to stock options on January 1, 2004, with respect to options granted in 2002 and 2003.

Per Share Amounts

Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds from the exercise of options and warrants would be used to purchase common shares at the average market price during the year. The weighted average number of common shares outstanding is adjusted for the net increase in the number of common shares issued upon exercise of the options and warrants. Stock options and warrants are included in the calculation of diluted per share amounts only to the extent that the average market price of the common shares during the year exceeds the exercise price of the options or warrants. During years when the Company has generated a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.

22 Metallica Resources Inc. | 2005 Annual Report

Variable Interest Entities

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

3.     Mineral Properties and Deferred Expenditures

Mineral property costs and deferred expenditures are summarized as follows:
	Mineral	Deferred
December 31, 2005	Property Costs	Expenditures	Total
	$	$	$
Cerro San Pedro, Mexico (a):
Balance at January 1, 2005	23,869,587	21,345,638	45,215,225
Additions	4,737	7,924,071	7,928,808
Balance at December 31, 2005	23,874,324	29,269,709	53,144,033
El Morro, Chile (b):
Balance at January 1, 2005	690,000	949,589	1,639,589
Additions	–	31,522	31,522
Proceeds from property payment	(690,000)	(960,736)	(1,650,736)
Balance at December 31, 2005	–	20,375	20,375
Rio Figueroa, Chile (c):
Balance at January 1, 2005	115,856	375,182	491,038
Additions	219,186	1,145,508	1,364,694
Balance at December 31, 2005	335,042	1,520,690	1,855,732
Other Projects, Chile (d):
Balance at January 1, 2005	8,043	1,483	9,526
Additions	20,114	1,226	21,340
Write-offs	(2,518)	–	(2,518)
Balance at December 31, 2005	25,639	2,709	28,348
Southwest Alaska/Aleutian Islands, USA (e):
Balance at January 1, 2005	–	–	–
Additions	310,208	171,555	481,763
Balance at December 31, 2005	310,208	171,555	481,763
	24,545,213	30,985,038	55,530,251

	Mineral	Deferred
December 31, 2004	Property Costs	Expenditures	Total
	$	$	$
Cerro San Pedro, Mexico (a):
Balance at January 1, 2004	16,115,223	9,353,297	25,468,520
Acquisition of subsidiary	5,000,000	–	5,000,000
Additions	2,754,364	11,992,341	14,746,705
Balance at December 31, 2004	23,869,587	21,345,638	45,215,225
El Morro, Chile (b):
Balance at January 1, 2004	90,000	949,589	1,039,589
Acquisition of royalty	600,000	–	600,000
Balance at December 31, 2004	690,000	949,589	1,639,589
Rio Figueroa, Chile (c):
Balance at January 1, 2004	–	–	–
Additions	115,856	375,182	491,038
Balance at December 31, 2004	115,856	375,182	491,038
Other Projects, Chile (d):
Balance at January 1, 2004	15,570	50,711	66,281
Additions	8,971	15,743	24,714
Write-offs	(16,498)	(64,971)	(81,469)
Balance at December 31, 2004	8,043	1,483	9,526
	24,683,486	22,671,892	47,355,378

Metallica Resources Inc. | Annual Report 2005 23

a)     Mexico – Cerro San Pedro Project

The Cerro San Pedro gold and silver project (the "Project") is located in the State of San Luis Potosí, Mexico and is 100%-owned by the Company’s wholly owned subsidiary, Minera San Xavier, S.A. de C.V. ("MSX"). The feasibility study for the Project is based on an open-pit mining operation with heap-leach processing of ores.

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s ("Glamis") 50% equity interest in MSX for $18 million, less 50% of MSX’s working capital deficit at closing of $58,328. The purchase price was paid as follows:

i) $2 million paid at closing.
ii) 50% of MSX’s working capital deficit at closing of $58,328, paid to the Company subsequent to closing.
iii) $5 million paid on August 12, 2003.
iv) $6 million paid on February 10, 2004.
v) $5 million paid on March 24, 2004.

The $5 million payment that was made on March 24, 2004 was initially due and payable upon commencement of commercial production ($2.5 million) and one year from commencement of commercial production ($2.5 million). These amounts initially represented contingent consideration and were not recognized as acquisition costs until March 2004.

The acquisition of Glamis’ 50% equity interest in MSX was a business combination accounted for as a purchase transaction. As of December 31, 2003, the fair value of the consideration of $13 million ($18 million less $5 million of contingent payments) less 50% of MSX’s working capital deficit of $58,328, was allocated to the fair value of the net assets acquired as follows:

$
Cash	19,739
Other current assets	72,376
Property, plant and equipment	75,708
Mineral properties	12,461,971
12,629,794

Current liabilities and other	(71,265)
Note payable	(100,050)
Fair value of net assets acquired	12,458,479

Consideration:
Cash at closing, less working capital deficit	1,941,672
Present value of future cash payments, discounted at 6%	10,516,807
12,458,479

Initial acquisition debt of $10.5 million represented the estimated present value of future cash payments of $11.0 million, discounted at 6%. Interest accretion for the years ended December 31, 2004 and 2003 was $40,260 and $442,933, respectively. The acquisition debt was paid off in February 2004.

On March 24, 2004, the Company acquired a sliding scale net returns royalty that Glamis had retained as part of the sale of its 50% equity interest in MSX to the Company in February 2003, and prepaid the remaining $5 million of contingent consideration owed to Glamis, for $7.25 million. The $7.25 million payment was allocated to mineral properties.

In December 2003, the Company awarded a contract to Washington Group International ("WGI") to provide the Company with contract mining and related construction services over the pre-production period and estimated mine life totaling approximately ten years. The contract has a remaining estimated gross value, exclusive of fuel costs, of approximately $112 million. The contract also provides that the Company, and in certain circumstances WGI, may terminate the contract at any time prior to the end of the ten-year term, but the Company would be required to pay early termination fees and equipment demobilization costs to WGI as follows:
Demobilization and
Termination Period	Termination Fees
$
Pre-production	11,560,000
Year 1	10,160,000
Year 2	7,460,000
Year 3	4,760,000
Year 4	2,960,000
Year 5	2,360,000
Year 6	2,060,000
Year 7	1,660,000
Year 8	1,360,000
Year 9	–

24 Metallica Resources Inc. | 2005 Annual Report

In the event that the contract is terminated as a result of force majeure, the Company is only obligated to pay WGI equipment demobilization and termination fees totaling approximately $2.0 million.

Project construction commenced in February 2004, but was suspended in June 2004 pending resolution of various permitting and other issues (Notes 1 and 9). In May 2004, the Company entered into a standby agreement, and subsequent extensions, with WGI in order to retain the construction equipment at the Project site. In November 2005, the Company executed a limited notice to proceed with WGI to allow for certain construction activities at hourly rates during the standby period. Through December 31, 2005, the Company has deferred costs totaling $2.7 million under the standby agreement and $0.3 million under the limited notice to proceed.

The Project is subject to a 1.95% royalty on the gross value of metals and minerals contained in production in all mineral concessions presently owned or optioned by the Company. In addition, the Company has entered into an agreement with a former owner of certain mining concessions that provides for a 2.5% net smelter returns ("NSR") royalty on any production that occurs on the those properties or $50,000 per year beginning April 2003, whichever is greater, subject to a maximum of $1.0 million. The Company has made minimum royalty payments totaling $150,000 under the agreement.

b)     Chile – El Morro Project

The Company’s activities in Chile are concentrated on precious metal rich exploration targets. The El Morro copper-gold project consists of the La Fortuna and El Morro areas. The Company’s interest in the El Morro area, which is approximately five kilometers from the La Fortuna area, was acquired by staking in 1998.

In September 1999, the Company entered into an exploration agreement with Falconbridge that provided for Falconbridge to earn a 70% interest in the El Morro copper-gold project by making, among other requirements, minimum exploration and property acquisition expenditures on the project of $10.0 million and by making a $10.0 million payment to the Company by September 14, 2005. On August 31, 2005, the Company received a $10.0 million payment from Falconbridge which resulted in Falconbridge earning a 70% interest in the El Morro project and the Company recording $8.35 million of income from property payments:
$
Falconbridge El Morro earn-in payment	10,000,000
Carrying value at August 31, 2005	1,650,736
Income from property payment	8,349,264

It is anticipated that the taxable gain attributable to the $10.0 million payment will be offset by tax loss carryforwards not previously recognized.

In December 2004, the Company and Falconbridge acquired a 2% NSR royalty on certain mining concessions at the La Fortuna area, that were formerly owned by BHP Minerals Ltd., for $2.0 million. The Company acquired a 30% interest in the royalty for $0.6 million and Falconbridge acquired the remaining 70% interest for $1.4 million.

The Company and Falconbridge are required to make payments to the former owners of certain mining concessions totaling $400,000, in accordance with their respective ownership interests, within two years of commencement of mining on these concessions.

Certain mining concessions at the La Fortuna area, that were formerly owned by S.L.M. Cantarito and S.L.M. Tronquito, are subject to a 2% NSR royalty.

c)     Chile – Rio Figueroa Project

In September 2004, the Company entered into an option agreement with Sociedad Contractual Minera Los Potrillos ("Potrillos") to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project. In order to exercise the option, the Company must make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, of which $0.3 million has been paid to date. The Company must also incur qualifying aggregate exploration expenditures over a three-year period beginning September 2004 of $1.5 million, of which approximately $1.3 million has been incurred to date.

d)     Chile – Other Projects

Other projects consist of copper-gold exploration concessions that the Company acquired by staking and are contiguous to the El Morro project. The Company has incurred property acquisition costs and deferred expenditures on these concessions totaling $28,348 at December 31, 2005.

e)     USA – Southwest Alaska/Aleutian Islands

In September 2005, the Company entered into an option agreement that allows the Company to earn a 65% interest in precious metal rich exploration properties located in southwest Alaska and the Aleutian Islands by making qualifying aggregate expenditures totaling $4.75 million over a five-year period beginning September 2005. The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study. The Company has incurred qualifying expenditures as of December 31, 2005 totaling approximately $0.48 million.
Metallica Resources Inc. | Annual Report 2005 25

f)     Brazil – Mara Rosa Project

At December 31, 2001, the Company elected not to proceed with further exploration on its Mara Rosa gold project and wrote off the project carrying value. In November 2003, the Company entered into an option agreement to sell its 100% interest in the Mara Rosa gold project for $0.45 million. The Company received $0.15 million pursuant to the agreement in 2003, and the remaining $0.3 million in 2004. These amounts were recognized as income from option payments in the year in which the payments were received.

4.     Property, Plant and Equipment

Property, plant and equipment consist of the following at December 31, 2005 and 2004:
		Accumulated
		Depreciation and
	Cost	Amortization	Net Book Value
December 31,	2005	2005	2005
	$	$	$
Equipment	339,736	172,279	167,457
Vehicles	183,076	90,789	92,287
Building and leasehold improvements	269,021	40,877	228,144
Furniture	44,757	29,060	15,697
	836,590	333,005	503,585

		Accumulated
		Depreciation and
	Cost	Amortization	Net Book Value
December 31,	2004	2004	2004
	$	$	$
Equipment	310,579	126,821	183,758
Vehicles	119,996	73,087	46,909
Building and leasehold improvements	196,057	27,850	168,207
Furniture	43,690	26,100	17,590
	670,322	253,858	416,464

5.     Asset Retirement Obligation

The Company’s environmental permit for its Cerro San Pedro project requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has estimated the present value of its future reclamation obligation to be $343,164 at December 31, 2005, of which $30,583 represents capitalized interest accretion. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 9% and commencement of reclamation activities in 2016. The total reclamation obligation for the Cerro San Pedro project per the Company’s September 2003 feasibility study is estimated to be $4.3 million. The Company has agreed to fund this obligation during mining operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

6.     Share Capital

a)     Authorized

Unlimited number of common and preferred shares without par value.

b)     Common Shares Issued and Outstanding
Year Ended December 31,	2005		2004		2003
	Shares	Amount	Shares	Amount	Shares	Amount
		$		$		$
Outstanding, beginning of year	82,687,043	107,661,917	81,763,885	106,786,049	32,449,167	43,068,285
Shares issued in public
offering (Note 6(d))	–	–	–	–	38,700,000	55,416,199
Shares issued in
private placement (Note 6(d))	–	–	–	–	10,100,000	7,847,925
Exercise of warrants (Note 6(d))	–	–	354,500	400,229	151,500	168,454
Fair value of warrants exercised (Note 6(d))	–	–	–	95,739	–	40,905
Exercise of stock options (Note 6(c))	598,833	429,737	555,000	362,619	344,333	222,546
Fair value of stock options exercised (Note 6(c))	–	46,051	–	–	–	–
Shares issued for retirement plan (Note 8)	15,800	20,372	13,658	17,281	18,885	21,735
Outstanding, end of year	83,301,676	108,158,077	82,687,043	107,661,917	81,763,885	106,786,049

26 Metallica Resources Inc. | 2005 Annual Report

c)     Options

The Company’s stock-based compensation plan provides that the exercise price per share is equal to the five-day weighted average market price as quoted on the Toronto Stock Exchange for the five days preceding the date of grant. Each option allows for the purchase of one share and expires not later than five years from the date it was granted. Options generally vest over a period of up to two years from the date of grant. The stock option plan was amended to provide for a maximum of 5.0 million common shares that may be issued after April 29, 2003. As of December 31, 2005, 1,498,166 common shares had been issued pursuant to the plan subsequent to April 29, 2003.

Effective January 1, 2004, the Company adopted revised CICA Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation expense on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price on the date of grants. Under the new requirement, stock-based compensation expense would have been increased by $339,367 and $61,248 for the years ended December 31, 2003 and 2002, respectively. The Company elected to adopt this new requirement retroactively without restatement of prior years. This has resulted in a cumulative increase of $400,615 to the deficit and to stock options at January 1, 2004. The pro forma effect on loss for the year, and basic and diluted loss per share, for the year ended December 31, 2003, had the Company followed the fair value method of accounting for stock-based compensation for options granted after January 1, 2002, is as follows:
Year Ended December 31,	2003
$
Loss for the year	1,715,547
Compensation expense	339,367
Pro forma loss for the year	2,054,914

Basic and diluted loss per share:
As reported	(0.04)
Pro forma	(0.05)

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2005	2004	2003
Risk free interest rate (Canada)	3.2 to 3.7%	3.3 to 3.5%	3.6 to 4.4%
Expected dividend yield	0.0%	0.0%	0.0%
Expected price volatility of the Company’s common shares	65 to 66%	70 to 71%	75 to 87%
Expected life of option	5 years	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s common shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

The following is a summary of options granted under the Company’s stock-based compensation plan:
				Weighted Average Exercise Price
	Stock Options			(Canadian Dollars)
Year Ended December 31,	2005	2004	2003	2005	2004	2003
				$	$	$
Outstanding, beginning of year	2,535,500	2,800,250	2,107,083	1.36	1.12	0.99
Granted	880,000	400,000	1,112,500	1.62	2.39	1.35
Exercised	(598,833)	(555,000)	(344,333)	0.86	0.86	0.88
Forfeited	(186,667)	(109,750)	–	1.79	1.48	–
Expired	(75,000)	–	(75,000)	2.87	–	2.24
Outstanding, end of year	2,555,000	2,535,500	2,800,250	1.49	1.36	1.12
Exercisable, end of year	1,858,333	1,914,666	1,957,750	1.39	1.22	1.02

The aggregate fair value of options granted in 2005, 2004 and 2003 was $625,881, $435,624 and $714,447, respectively. The weighted average fair value per option granted in 2005, 2004 and 2003 was $0.71, $1.09 and $0.64, respectively. The fair value attributable to stock options granted after January 1, 2002 and exercised during 2005 of $46,051 has been allocated to share capital.
Metallica Resources Inc. | Annual Report 2005 27

The following table summarizes selected information relating to stock options outstanding at December 31, 2005:

Range of		Weighted Average	Weighted Average
Exercise Prices	Number	Remaining	Exercise Price
(Canadian Dollars)	Outstanding	Contractual Life	(Canadian Dollars)
$0.83	360,000	0.4 years	$0.83
$1.20 to $1.64	1,815,000	3.0 years	$1.44
$2.07 to $2.44	380,000	3.0 years	$2.35
$0.83 to $2.44	2,555,000	2.6 years	$1.49

d)     Warrants

Year Ended December 31,		2005		2004		2003
	Warrants	Amount	Warrants	Amount	Warrants	Amount
		$		$		$
Outstanding, beginning of year	24,399,000	7,373,839	24,753,500	7,469,578	1,950,000	–
Warrants issued in public offering	–	–	–	–	19,350,000	5,889,285
Warrants issued in private placement	–	–	–	–	5,555,000	1,621,198
Exercise of warrants	–	–	(354,500)	(95,739)	(151,500)	(40,905)
Expiration of warrants	(5,049,000)	(1,484,554)	–	–	(1,950,000)	–
Outstanding, end of year	19,350,000	5,889,285	24,399,000	7,373,839	24,753,500	7,469,578

On December 11, 2003, the Company issued 38.7 million units in a public offering at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.3 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 for a period of five years to December 11, 2008. As of December 31, 2005, 19,350,000 warrants were outstanding.

On March 11, 2003, the Company closed a private placement for 10.1 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$15.2 million (US$9.5 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$2.00 for a period of two years to March 11, 2005. Warrants to purchase 1,000 shares were exercised in 2004. The remaining 5,049,000 warrants expired unexercised on March 11, 2005. The value attributable to the expired warrants of $1,484,554 was charged to contributed surplus. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant was exercisable at a price of Cdn$1.50 per share for a period of one year to March 11, 2004. Compensation warrants totaling 151,500 were exercised in 2003, and the remaining 353,500 compensation warrants were exercised in 2004.

e)     Restricted Stock Units

In November 2005, the directors adopted a restricted stock unit ("RSU") plan with an effective date of March 1, 2005. The plan provides for the Compensation Committee of the Board of Directors to grant, at its sole discretion, RSU’s to employees pursuant to vesting and other conditions as determined by the Compensation Committee; however, the vesting period may not exceed three years from the award date and may be accelerated at the sole discretion of the Compensation Committee. The settlement value of RSU’s will be made in cash and is calculated as the average closing price of the Company’s common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. As of December 31, 2005, the Company had awarded 120,000 RSU’s with a vesting date of March 1, 2008. The fair value of outstanding RSU’s at December 31, 2005 was $59,144.

7.     Income Taxes

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying income (loss) before income taxes by the Company’s combined applicable Canadian federal and provincial tax rate of 36.12% (36.12% in 2004 and 36.62% in 2003) is reconciled as follows:
Year Ended December 31,	2005	2004	2003
	$	$	$
Income tax provision (benefit) computed using the applicable tax rate	2,928,277	543,606	(630,337)
Expenses not deductible for tax purposes	1,153,729	96,542	419,837
Tax deductions not expensed	(542,516)	(600,387)	–
Net foreign earnings taxed at more (less) than applicable rate	(138,711)	14,229	58,210
Unrealized foreign exchange gain	(377,632)	(783,536)	(223,130)
Foreign withholding tax on interest income	–	85,585	–
Benefit of tax loss carryforwards recognized	(3,066,783)	–	–
Benefit of current tax losses not recognized	191,917	780,500	369,675
Income tax provision (benefit)	148,281	136,539	(5,745)

28 Metallica Resources Inc. | 2005 Annual Report

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at December 31, 2005 and 2004 are as follows:

	2005	2004
	$	$
Future income tax assets:
Canada:
Net operating loss carryforwards	352,000	3,651,000
Deferred financing costs	829,000	1,169,000
Other	–	200,000
Mexico:
Net operating loss carryforwards	12,459,000	10,789,000
Other	100,000	126,000
Other countries:
Net operating loss carryforwards	352,000	220,000
Other	9,000	10,000
Total future income tax assets	14,101,000	16,165,000
Less valuation allowance	(4,189,000)	(9,212,000)
Future income tax assets, net of valuation allowance	9,912,000	6,953,000

Future income tax liabilities:
Mexico:
Mineral properties and deferred exploration expenditures	9,900,000	6,948,000
Other	12,000	5,000
Total future income tax liabilities	9,912,000	6,953,000
Net future income tax assets	–	–

At December 31, 2005, the Company and its subsidiaries have available tax loss carryforwards in various tax jurisdictions as follows:
Tax Loss
Tax Jurisdiction	Expiry Dates	Carryforward
$
Mexico	2006	7.3 million
	2007	4.0 million
	2008	8.8 million
	2009	6.8 million
	2010	2.7 million
	2011	1.2 million
	2012	0.6 million
	2013	2.1 million
	2014	6.2 million
	2015	4.8 million
Total		44.5 million
Chile	None	3.3 million
Canada	2007 through 2012	1.0 million
United States	2018 through 2020	0.9 million
Barbados	2006 through 2012	0.7 million

8.     Pension Plan

The Company has a qualified defined contribution savings plan that covers all U.S. employees. Subject to certain employee eligibility requirements and statutory limitations on employee elective deferrals, the Company matches 50% of the employee’s elective deferral up to a maximum matching contribution of 5% of the employee’s compensation, as defined under the plan. The employee has the option of receiving the matching contribution in common shares of the Company or in cash. Employees vest 100% in the employer matching contribution after three years of service. The Company’s matching contributions were $22,053, $25,627, and $26,773 for the years ended December 31, 2005, 2004 and 2003, respectively.

9.     Contingencies

a)    The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

Metallica Resources Inc. | Annual Report 2005 29

b)   In August 2004, the Company received notification that a Federal Court nullified the Company’s Manifestacion de Impacto Ambiental ("MIA") for its Cerro San Pedro project. The MIA is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States. The Federal Court concluded that the MIA had violated various environmental and other laws. In August 2005, an Appeals Court revoked the August 2004 MIA nullification ruling and sent the case to an Administrative and Fiscal Court for further review. In December 2005, the Administrative and Fiscal Court ruled that the government agency that issued the MIA must issue the Company an amended MIA within four months that conforms to current environmental and other laws.

10.    Commitments

a)     The Company leases certain surface rights, facilities and equipment under long-term operating lease agreements. As of December 31, 2005, lease commitments for the next five years and thereafter are as follows:
$
2006	86,263
2007	60,409
2008	52,846
2009	51,650
2010	51,650
Thereafter	51,650

b)    In September 2003, the Company entered into an agreement with a Mexican governmental agency to provide approximately $360,000 for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by the Company. Although the timing of funding of this commitment has not been finalized, it is anticipated that the $360,000 will be funded by the Company over a period of approximately twelve years.

c)    The Company’s Land Use License with the State of San Luis Potosí requires that it structurally stabilize a church in the village of Cerro de San Pedro prior to commencing mine operations. The Company has deposited $237,000 in a bank trust account to cover the estimated cost of stabilizing the church. The $237,000 deposit is included with other assets on the balance sheet.

11.    Supplementary Cash Flow Information

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts at December 31, as follows:
	2005	2004	2003
	$	$	$
Cash on hand and balances with bank	489,913	639,841	642,637
Short-term investments	42,179,917	40,977,203	65,467,419
	42,669,830	41,617,044	66,110,056

The Company paid interest and income taxes for the three years ended December 31, as follows:

	2005	2004	2003
	$	$	$
Income taxes	139,970	171,591	--
Interest	--	--	25,929

In addition to the Company's acquisition of 50% of MSX as described in Note 3(a), the Company incurred non-cash investing and financing activities for the three years ended December 31, as follows:

	2005	2004	2003
	$	$	$
Non-cash investing activities:
Stock-based compensation allocated to deferred expenditures	92,800	552,400	--

12.   Segment Information

The Company’s operations are limited to a single industry segment being the exploration and development of precious metal rich mineral properties for economically recoverable reserves. Segment assets by geographic location are as follows:

			United
December 31, 2005	Mexico	Chile	States	Total
	$	$	$	$
Mineral properties and deferred expenditures	53,144,033	1,904,455	481,763	55,530,251
Property, plant and equipment, net	488,960	--	14,625	503,585
	53,632,993	1,904,455	496,388	56,033,836

30 Metallica Resources Inc. | 2005 Annual Report

			United
December 31, 2004	Mexico	Chile	States	Total
Mineral properties and deferred expenditures	45,215,225	2,140,153	--	47,355,378
Property, plant and equipment, net	398,473	--	17,991	416,464
	45,613,698	2,140,153	17,991	47,771,842

13.    Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

  As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures. Under United States GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent development costs of the property would be capitalized. The capitalized cost is then assessed periodically for recoverability of carrying values under Statement of Financial Accounting Standard ("SFAS") 144.

  For United States GAAP purposes, the Company will adopt SFAS 123R, "Accounting for Stock-based Compensation" effective January 1, 2006. SFAS 123R requires the use of the fair value method of accounting for stock-based compensation. This standard is consistent with the revised provisions of CICA Section 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004 (Note 6(c)). For United States GAAP, the Company has not yet determined which acceptable method of adoption it will apply.

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

Statements of Operations and Deficit
Year Ended December 31,	2005	2004	2003
	$	$	$
Net income (loss) under Canadian GAAP	7,958,798	1,368,462	(1,715,547)
Exploration expenditures expensed	(1,899,978)	(570,327)	(206,855)
Net effect of write-down of mineral properties and deferred expenditures	2,518	81,469	703,536
Income from property payments	1,050,736	--	--
Stock based compensation expense	341,110	74,834	--
Net income (loss) under U.S. GAAP	7,453,184	954,438	(1,218,866)
Basic net income (loss) per share under U.S. GAAP	0.09	0.01	(0.03)
Diluted net income (loss) per share under U.S. GAAP	0.09	0.01	(0.03)

Balance Sheets
December 31,		2005		2004
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	$	$	$	$
Mineral properties and deferred expenditures	55,530,251	45,003,387	47,355,378	37,768,037
Shareholders' equity	98,193,714	87,666,850	89,350,898	79,763,557

Statements of Cash Flows
Year Ended December 31,		2005	2004	2003
		$	$	$
Cash flows provided from (used for) operating activities, Canadian GAAP		7,120,459	(849,271)	(1,213,601)
Mineral properties and deferred expenditures		(849,242)	(570,327)	(206,855)
Cash flows provided from (used for) operating activities, U.S. GAAP		6,271,217	(1,419,598)	(1,420,456)

Cash flows used for investing activities, Canadian GAAP		(7,542,769)	(20,143,804)	(4,072,383)
Mineral properties and deferred expenditures		849,242	570,327	206,855
Cash flows used for investing activities, U.S. GAAP		(6,693,527)	(19,573,477)	(3,865,528)

Metallica Resources Inc. | Annual Report 2005 31

Recent Canadian Accounting Pronouncements

a)     Non-monetary Transactions

CICA Handbook Section 3831, "Non-Monetary Transactions" will be applicable to the Company commencing with the 2006 financial year.

b)     Derivative Instruments

In January 2005, the CICA issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The Company is currently reviewing the impact of these new standards. These standards are as follows:

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG–13, "Hedging Relationships", and Section 1650, "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under United States GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

Recent U.S. Accounting Pronouncement

During June 2005, the FASB issued SFAS No. 154, "Accounting for Changes in Accounting Principles and Error Corrections". The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the Company’s 2006 financial statements and is not expected to impact earnings.
32 Metallica Resources Inc. | 2005 Annual Report

Corporate Information

Officers
Richard J. Hall
President & Chief Executive Officer

Troy J. Fierro
Vice President of Operations

Bradley J. Blacketor
Vice President, CFO & Secretary

Directors
Craig J. Nelsen
Chairman, Metallica Resources Inc., Executive Vice President – Exploration & Development, Gold Fields Ltd.

Richard J. Hall
President & Chief Executive Officer Metallica Resources Inc.

Amjad J. Ali
Executive Vice President & CFO, EuroZinc Mining Corporation

Oliver Lennox-King
Chairman, Fronteer Development Group Inc.

Jorge Mendizabal
Managing Director, Minera San Xavier, S.A. de C.V.

Robert Martinez
Retired, former President & COO, Coeur d’Alene Mines Corporation

Ian A. Shaw
Managing Director, Shaw & Associates

J. Alan Spence
President, Spence Resource Management Inc.

United States office
Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112
Tel: (303) 796-0229
Toll free: 1-888-933-0313 (Canada & USA)
Fax: (303) 796-0265
E-mail: metallica@metal-res.com

Canada office
Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5
Toll free: 1-888-933-0313 (Canada & USA)
E-mail: metallica@metal-res.com
Website: www.metal-res.com

Mexico office
Minera San Xavier, S.A. de C.V.
Camino Cerro de San Pedro
San Luis Potostí, S.L.P.
KM 3+870 No. 200 CP 78440
Tel: (444) 814-6151
Fax: (444) 814-6152

Chile office
Minera Metallica Ltda.
Bartolome Blanche 2250, San Joaquin
La Serena, IV Region
Tel: (56-51) 482-714
Fax: (56-51) 482-714

Auditors
PricewaterhouseCoopers LLP, Vancouver

Legal counsel
Canada – Beach Hepburn LLP
United States – Burns and Levinson LLP
Mexico – DCTA Abogados
Chile – Grasty Quintana Majlis & Cia

Share listings
The Toronto Stock Exchange
Common share symbol: MR
Warrant symbol: MR.WT

The American Stock Exchange
Common share symbol: MRB

Shareholder inquiries
Shareholders may obtain information about their shares, lost certificates and other matters from the Company’s transfer agent:

Equity Transfer Services Inc.
Shareholder Services, 120 Adelaide Street W., Suite 420, Toronto, Ontario M5H 4C3
Tel: (416) 361-0152
Fax: (416) 361-0470

Annual reports
Shareholders may obtain, without charge, a copy of Metallica Resources’ Annual Report or a copy of its Annual Report on Form 20-F, as filed with the Ontario Securities Commission and the United States Securities and Exchange Commission, by contacting the Company.

Forward-looking statements

This Annual Report contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "will", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this Annual Report involve risks and uncertainties and other factors, including those described under "Item 3. Key Information, D) Risk Factors" in the Annual Report on Form 20-F, which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; permitting requirements; risks of liability for environmental damage; risks relating to legal proceedings; and risks associated with international business operations. Risks relating to legal proceedings include various lawsuits that have been filed against governmental agencies seeking to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. In the event of an adverse ruling from any of these lawsuits, the Company could be forced to suspend or cease project construction or operating activities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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METALLICA
RESOURCES INC.

c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Tel: (303) 796-0229
Toll free: 1-888-933-0313 (Canada & USA)
Fax: (303) 796-0265
E-mail: metallica@metal-res.com
Website: www.metal-res.com